UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-31586

Minefinders Corporation Ltd.
(Exact name of registrant as specified in its charter)
Suite 2288 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada (604) 687-6263
(Address, including zip code, and telephone number, including area code, of registrant's of principal executive offices)
Common Shares
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

            Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certificate or notice date:	1

            Pursuant to the requirements of the Securities Exchange Act of 1934 Minefinders Corporation Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 13, 2012	By:	/s/ Delaney Fisher
Delaney Fisher Corporate Secretary